M. J. MAILLIS GROUP

03 APR -3 AM 7:21



COPY

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

DATE : March 19th, 2003

Re: **Financial Statements for the period 01.01.2002-31.12.2002**
File ≠ 33-82-4975

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Dear Sirs,

On behalf of **M. J. MAILLIS S.A. PACKING SYSTEMS**, company incorporated in Greece (32 Kifissias Ave Maroussi, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements for the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2002 – 31.12.2002
- Consolidated Financial Statements as of the period 01.01.2002 – 31.12.2002

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Manager

6/2

M. J. MAILLIS S.A.

BALANCE SHEET AS AT DECEMBER 31, 2002

26th FINANCIAL YEAR (JANUARY 1 - DECEMBER 31, 2002)

ATHENS P.C.S.A. REGISTER No 2716/06/B/86/43

ASSETS	2002 Acq/Cost	2002 Deprec/tion	2002 Net Value	2001 Acq/Cost	2001 Deprec/tion	2001 Net Value
B. PRE OPERATING COSTS						
1. Formation expenses	418.125	241.312	176.813	370.420	192.963	177.457
2. Exchange differences from loans	2.417.705	1.791.029	626.676	2.417.705	1.310.334	1.107.371
3. Pre operating interest	11.352.118	6.024.739	5.327.378	9.740.779	4.571.974	5.168.805
4. Other pre operating expenses	22.837.527	12.890.777	9.946.750	22.780.451	9.014.418	13.766.033
Total	37.025.475	20.947.857	16.077.617	35.309.355	15.089.689	20.219.666
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development costs	905.667	193.512	712.155	836.144	28.113	808.031
2. Goodwill	114.357	106.871	7.485	111.550	103.814	7.736
4. Advances for the purchase of fixed assets	2.198.957	---	2.198.957	---	---	---
	3.218.981	300.383	2.918.598	947.694	131.927	815.767
II. Tangible Assets						
1. Land	1.301.675	---	1.301.675	1.300.942	---	1.300.942
3. Buildings	19.126.091	7.699.404	11.426.687	18.632.403	6.269.579	12.362.824
4. Machinery	60.725.038	31.999.332	28.725.706	55.876.945	24.609.574	31.267.371
5. Mobile equipment	1.117.895	716.798	401.097	1.176.275	618.019	558.257
6. Furniture and fixtures	2.604.662	2.045.428	559.234	2.388.722	1.745.736	642.986
7. Advances & fixed assets under construction	12.978.559	---	12.978.559	11.105.723	---	11.105.723
	97.853.920	42.460.962	55.392.958	90.481.010	33.242.907	57.238.102
Total Fixed Assets (C I+C II)	101.072.901	42.761.345	58.311.556	91.428.703	33.374.834	58.053.869
III. Financial Assets						
1. Participating in affiliated companies			150.028.729			93.674.368
7. Other long term financial assets			141.516			161.179
			150.170.246			93.835.547
Total Long Term Assets (C I+C II+C III)			208.481.801			151.889.416
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			46.766			49.852
2. Finished & semi-finished goods			4.853.858			5.373.218
4. Raw and auxiliary materials-consumables spare parts-packing materials			8.841.699			8.642.624
5. Advances to suppliers			1.990.414			993.710
			15.732.737			15.059.404
II. Receivables						
1. Customers			52.764.120			52.032.405
3a. Notes receivable (checks)			74.020			119.936
5. Receivables from affiliated companies			26.546.616			45.513.382
10. Doubtful - contested trade and other debtors			1.226.336			1.377.442
11. Other debtors			51.749			35.554
11a. Greek State			1.687.605			2.919.663
12. Advances and other credits			71.913			46.367
			82.422.559			102.044.749
III. Investments						
3. Other investments			2.300.068			10.550.756
IV. Cash						
1. Cash in hand			4.669			5.180
3. Cash at banks			6.247.764			24.302.109
8. Blocked deposits			29.348			---
			6.281.781			24.307.288
Total Current Assets (DI+DII+DIII+DIV)			106.737.145			151.962.197
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			137.206			719.867
2. Accrued income			1.402.295			875.959
3. Other transit debit balances			2.658.500			63.189
			4.198.000			1.659.015
GRAND TOTAL - ASSETS (B+C+D+E)			335.494.564			325.730.294
MEMO ACCOUNTS						
2. Guarantees			68.800			12.186.432
3. Forward agreements			14.151.114			---
4. Other debit memo accounts			13.997.578			17.730.418
			28.217.492			29.916.850

CAPITAL AND LIABILITIES	2002	2001
A. CAPITAL AND RESERVES		
I. Share Capital (72.647.660 shares par value 0,76 euro)		
1. Paid	55.212.222	53.142.979
II. Share Premium reserve	144.877.197	145.334.469
III. Differences of revaluation-investment subsidies		
2. Revaluation reserves on assets	---	1.398.172
3. Investment subsidies	6.222.929	8.285.259
	6.222.929	9.683.431
IV. Reserves		
1. Statutory reserve	1.792.136	1.661.189
4. Extraordinary reserve	13.796	13.796
5. Tax-free reserves (under special laws)	16.855.706	19.758.054
	18.661.638	21.433.039
Own shares in hand	(11.184.935)	(7.406.616)
V. Retained Profits		
Carried forward	---	68.970
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	213.789.050	222.255.291
B. PROVISIONS FOR RISKS & EXPENSES		
2. Other provisions	3.319.208	571.481
C. LIABILITIES		
I. Long Term		
1. Debenture loan	82.869.152	47.000.000
II. Short term		
1. Suppliers	10.482.054	10.709.746
2. Notes payable	1.553.373	1.316.223
3. Bank loans	14.234.955	34.506.992
4. Customer's advances	67.999	45.496
5. Taxes-duties payable	2.486.367	2.063.789
6. Contributions payable	451.632	424.580
10. Dividends payable	4.646.296	5.736.624
11. Other creditors	489.266	484.245
	34.411.942	55.291.697
Total Liabilities (C I+C II)	117.281.094	102.291.697
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	823.768	545.511
3. Other accruals	281.444	65.314
	1.105.211	610.825
GRAND TOTAL - CAPITAL AND LIABILITIES (A+B+C+D)	335.494.564	325.730.294
MEMO ACCOUNTS		
2. Guarantees	68.800	12.186.432
3. Forward agreements	14.151.114	---
4. Other credit memo accounts	13.997.578	17.730.418
	28.217.492	29.916.850

NOTES:
1) Net Fixed Asset investments increased approximately 5.927.000 eur in the period of 1 January to 31 December, 2002.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) The Equity participation in affiliated companies amounting approximately 150 million eur is stated at cost, as provided for in article 28 par. 5 of Presidential Decree 186/1992 (Tax book code). Had the above valuation been made at the equity method, as provided for in article 43 of law 2190/1920, the relevant amount would have been approximately 105,81 million eur.
4) *Encumbrances on the company/ s fixed assets as at 31 December, 2002 not exist.*
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) In profit and loss at December 31, 2002, included profit from exchange differences amounting approximately 2,8 million eur.
7) The number of employees of the company at 31 December, 2002 were 418.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2001 year.
9) The depreciation charge for the 2002 year amounted eur 15.321.323 compared to eur 13.326.735 for the 2001 year and is accordingly allocated as follows: a) eur 9.115.367 to production cost compared to eur 8.936.599, b) eur 6.179.433 to administration expenses compared to eur 4.369.459 and c) eur 26.523 to selling expenses compared to eur 20.676.

PROFIT AND LOSS AT DECEMBER, 31 2002 (JANUARY 1 - DECEMBER 31, 2002)

	2002			2001		
I. OPERATING RESULTS						
Turnover (net sales)			93.968.146			89.512.682
Less: Cost of sales			74.638.761			73.666.856
Gross margin profit			19.329.385			15.845.826
Plus: Other operating income			305.600			607.328
Total			19.634.985			16.453.154
Less: 1. Administrative expenses		9.558.559			7.211.115	
3. Distribution expenses		9.502.831	19.061.390		8.771.082	15.982.198
Subtotal profit			573.595			470.956
Plus: 1. Income from participating interest	1.625.542			1.430.748		
3. Profit on sale of participations & securities	49.731			23.024		
4. Interest and other similar income	1.691.600	3.366.873		2.214.789	3.668.562	
Less: 1. Participations and securities value decline allowances	507.907			256.312		
2. Participations & securities expenses and losses	325.076			325.078		
3. Interest and other similar expenses	2.969.947	3.802.930	(436.057)	2.332.503	2.913.893	754.669
Total operating results (profits)			137.538			1.225.625
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non operating income	6.682.498			6.864.197		
2. Extraordinary profits	7.337			4.285		
3. Prior years profits	57.337	6.747.171		16.328	6.884.809	
Less:						
1. Extraordinary and non operating expenses	2.369.285			1.748.655		
2. Extraordinary loss	104.517			4.905		
3. Prior year expenses	131.776			129.709		
4. Doubtful debts	250.000	2.855.579	3.891.592	322.817	2.206.066	4.678.723
Total operating & non-operating results			4.029.130			5.904.348
Less: Total depreciation		15.321.323			13.326.735	
Less: Depreciation charged to operation cost		15.321.323	---		13.326.735	---
NET PROFIT BEFORE TAXES			4.029.130			5.904.348

APPROPRIATION ACCOUNT

	2002		2001	
Net profit for the year		4.029.130		5.904.348
Plus: Prior year retained profits		68.970		2.142.848
Reserves distributable		2.902.349		---
Total		7.000.450		8.047.196
Less: 1. Income taxes	2.600.436		2.063.986	
2. Other not charged to the operating cost taxes	5.668	2.606.104	5.955	2.069.941
Distributable profits		4.394.346		5.977.255
Distribution as follows:				
1. Stratutory reserve		130.947		191.891
2. First dividend		2.153.277		2.072.576
3. Additional dividend		2.080.123		3.614.470
7. Board of Directors fees		30.000		29.347
8. Retained profits		----		68.970
		4.394.346		5.977.255

Marousi, February 26, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALAMBOS A. STAVRINOUDAKIS	PETER I. DELIS	NIKOLAOS B. MAROULIS
Φ 020206	Σ 206194	P 578226	E.C.G. 9997046629 - A' CLASS

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION
TO THE SHAREHOLDERS OF "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS"

I have audited the above Financial Statements and the Notes to the Financial Statements of "Michael J Maillis AEBE - Packaging Systems" for the year ended 31 December 2002. My audit was carried out in accordance with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. All books and records maintained by the *Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit.* The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit: 1. Based on Interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to approximately € 553.000, of which approximately € 477,000 relates to prior years and approximately €75,000 relates to current year results. 2. The company has included approximately € 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which approximately € 1.090.000 have been expensed in prior years and approximately € 581,000 have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, the full amount would have been expensed in prior years. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included approximately € 1,853,000 in account E1 "Deferred Charges", of which approximately € 1.235.000 have been expensed in prior years and approximately € 617,000 have been expensed in the current year. This amount relates to realised and unrealised foreign exchange losses incurred by the Company up to 31/12/2000. If the Company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in prior years. 4. The years 2000 to 2002 have not been audited by the tax authorities and therefore the tax liabilities of the company have not yet been finalised. In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Attachment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2002 and the results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.

ATHENS, 27th FEBRUARY, 2003
CERTIFIED AUDITOR- ACCOUNTANT

PRICEWATERHOUSECOOPERS

KYRIAKOS - RIRIS
REG No 12111

M. J. MAILLIS S.A.

7th CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2002

(JANUARY 1 - DECEMBER 31, 2002)

ATHENS P.C.S.A REGISTER No 2716/06/B/86/43

ASSETS	2002 Acq/Cost	2002 Depreciation	2002 Net value	2001 Acq/Cost	2001 Depreciation	2001 Net value
B. PRE OPERATING COSTS						
1. Formation expenses	664.927	308.508	356.419	480.377	237.347	243.030
2. Exchange differences from loans	2.417.705	1.791.029	626.676	2.417.705	1.310.334	1.107.371
3. Pre operating interest	11.457.266	6.078.348	5.378.918	9.845.928	4.604.553	5.241.375
4. Other pre operating expenses	44.697.224	16.410.715	28.286.509	42.807.615	12.269.548	30.538.267
Total	59.237.122	24.588.600	34.648.522	55.551.624	18.421.783	37.130.042
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development cost	15.401.107	2.277.979	13.123.128	8.325.835	523.365	7.802.471
2. License Fees	114.357	106.871	7.486	111.550	103.814	7.736
4. Advances for the purchase of fixed assets	2.199.141	----	2.199.141	184	----	184
	17.714.605	2.384.850	15.329.755	8.437.569	627.179	7.810.390
II. Tangible Assets						
1. Land	2.285.717	----	2.285.717	3.677.884	----	3.677.884
3. Buildings	46.532.449	13.869.973	32.662.476	45.600.153	12.332.950	33.267.203
4. Machinery	114.772.357	60.539.091	54.233.266	106.586.413	49.747.352	56.839.062
5. Mobile equipment	3.074.692	1.638.599	1.435.993	3.344.765	1.485.417	1.859.348
6. Furniture and fixtures	13.921.560	10.320.456	3.601.104	9.546.629	5.571.476	3.975.153
7. Advances & fixed assets under construction	13.844.040	----	13.844.040	17.929.692	----	17.929.692
	194.430.815	86.368.219	108.062.596	186.785.537	69.137.194	117.648.342
Total Fixed Assets (CI+C II)	212.145.420	88.753.069	123.392.351	195.223.106	69.764.373	125.458.733
III. Financial Assets						
1. Participation in subsidiaries			26.015			----
7. Other long term financial assets			715.836			215.513
			741.851			215.513
Total Long Term Assets (C I+C II+C III)			124.134.202			125.674.246
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			15.219.413			12.025.495
2. Finished & semi-finished goods			21.538.052			27.797.058
4. Raw and auxiliary materials - cons/bles-spare parts - packing materials			29.226.617			26.992.698
5. Advances to suppliers			2.292.354			1.400.909
			68.276.436			68.216.157
II. Receivables						
1. Customers			74.406.673			69.476.687
2. Bills receivable						
-On hand			334.055			----
3a. Notes receivable (checks)			1.210.562			1.850.943
3b. Delayed notes (checks)			67.171			14.674
10. Doubtful-contested trade and other debtors			2.231.420			2.057.397
11. Other debtors			9.012.414			7.435.876
11a. Greek state			2.515.808			3.602.299
12. Advances and other Credits			646.350			408.390
			90.428.453			84.846.268
III. Investments						
3. Other investments			2.621.714			11.843.878
IV. Cash						
1. Cash in hand			130.389			298.137
3. Cash at banks			19.935.305			34.938.893
			20.065.694			35.237.030
Total Current Assets (DI+DII+DIII+DIV)			181.392.297			200.143.333
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			1.751.357			2.767.504
2. Accrued income			1.477.569			953.447
3. Other transit debit balances			2.677.475			63.189
			5.906.401			3.784.140
GRAND TOTAL ASSETS (B+C+D+E)			346.081.422			366.731.761
MEMO ACCOUNTS						
2. Guarantees			371.575			12.510.562
3. Forward agreements			28.302.228			----
4. Other debit memo accounts			23.534.369			24.992.939
			52.208.172			37.503.502

CAPITAL AND LIABILITIES	2002	2001
A. CAPITAL & RESERVES		
I. Share Capital		
(72.647.660 shares per value 0.76 euro)		
1. Paid	55.212.222	53.142.979
	55.212.222	53.142.979
II. Share Premium Reserve	144.877.197	145.334.469
	144.877.197	145.334.469
III. Differences of revaluation-Investment subsidies		
2. Revaluation reserve	1.404.946	1.947.650
3. Investment subsidies	10.499.687	10.250.313
	11.904.633	12.197.963
IV. Reserves		
1. Statutory reserve	4.833.415	4.871.496
4. Extraordinary reserve	1.762.499	6.935.446
5. Tax-free reserves (under special laws)	14.910.460	20.774.853
	21.506.374	32.581.794
Own shares in hand	(11.184.935)	(7.406.616)
Goodwill on acquisition of subsidiaries	(121.033.041)	(90.560.991)
V. Retained profits		
Carried forward	14.963.870	5.862.117
Minority interest	5.028.303	2.829.043
Exchange differences from translation at subsidiaries	(189.373)	563.612
	19.802.800	9.254.772
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	121.085.250	154.544.390
B. PROVISIONS FOR RISKS AND EXPENSES		
2. Other provisions	6.191.429	5.069.722
C. LIABILITIES		
I. Long Term		
1. Debenture loan	82.869.152	47.000.000
2. Bank loans	12.790.174	23.180.775
8. Other long term liabilities	4.107.644	3.976.233
	99.766.970	74.157.008
II. Short Terms		
1. Suppliers	36.467.336	29.993.771
2. Notes payable	1.857.769	1.709.982
3. Bank loans	48.695.124	74.524.563
4. Customer's advances	1.716.621	2.015.902
5. Taxes-duties payable	6.699.163	5.649.032
6. Contributions payable	1.607.932	1.476.598
7. Current portion of long term debt	2.760.072	2.080.647
10. Dividends payable	4.646.296	5.736.624
11. Other creditors	13.376.804	8.847.602
	117.847.057	132.034.752
Total Liabilities (C I+C II)	217.614.027	206.191.759
D. ACCRUALS & DEFERRED INCOME		
1. Deferred revenue	----	85.363
2. Accrued expenses	842.628	783.695
3. Other accruals	348.088	65.831
	1.190.716	934.889
GRAND TOTAL CAPITAL (A+B+C+D)	346.081.422	366.731.761
MEMO ACCOUNTS		
2. Guarantees	371.675	12.510.562
3. Forward agreements	28.302.228	----
4. other credit memo accounts	23.534.369	24.992.939
	52.208.172	37.503.502

PROFIT AND LOSS AT DECEMBER 31, 2002

(JANUARY 1, - DECEMBER 31, 2002)

	2002			2001		
I. OPERATING RESULTS						
Turnover (net sales)			310.879.616			270.846.794
Less: Cost of sales			218.794.055			197.056.102
Gross margin profit			92.085.560			73.790.691
Plus: Other operating income			918.818			2.013.570
Total			93.004.378			75.804.261
Less: 1. Administrative expenses		24.688.821			18.212.587	
3. Distribution expenses		39.469.587	64.158.408		32.942.720	51.155.307
Subtotal profit			28.845.970			24.648.955
Plus: 3. Profit on sale of shares in subsidiaries or other holdings	75.364			30.191		
4. Interest & other similar holdings	2.791.706	2.867.070		1.290.858	1.321.049	
Less: 1. Participations and secirities value dicline allowances	507.907					
2. Loss from sale of bonds	325.076			1.168.330		
3. Interest & other similar expenses	7.383.500	8.216.483	(5.349.413)	8.023.291	9.191.621	(7.870.572)
Total Operating results (profits)			23.496.557			16.778.383
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary & non-operating income	11.261.670			12.841.502		
2. Extraordinary profits	18.134			1.512.580		
3. Prior year profits	59.127	11.338.931		39.389	14.393.471	
Less:						
1. Extraordinary and non-operating expenses	8.114.082			3.036.559		
2. Extraordinary loss	104.517			1.321.721		
3. Prior year expenses	209.464			200.703		
4. Doubtful debts	250.000	8.678.063	2.660.868	724.039	5.283.022	9.110.449
Total operating & non-operating results			26.157.425			25.888.832
Less: Total depreciation		25.690.381			18.842.930	
Less: Depreciation charged to operation cost		25.690.381	....		18.842.930	....
NET PROFIT BEFORE TAXES			26.157.425			25.888.832
LESS:						
Share of minority interest on net profit before taxes		318.010			222.069	
CONSOLIDATED NET PROFIT BEFORE TAXES		25.839.415			25.666.763	
LESS:						
Additional taxes paid as a result of tax audit of prior year			....			18.456
Income tax			6.222.853			5.632.880
Other taxes not included in operation costs			5.668			5.955
NET PROFIT AFTER INCOME TAXES			19.928.904			20.031.540
LESS:						
Share of minority Interest			130.168			202.877
NET PROFIT AFTER INCOME TAXES AND SHARE OF MINORITY INTEREST			19.798.736			19.828.663

NOTES:

1. The companies included in the above consolidation are the following:
   a) M.J.MAILLIS S.A. (parent company)
   b) Directly controlled Companies
   STRAPTECH S.A. (99,0%),M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%),HELERO BV (100%),M.J.MAILLIS FRANCE SAS (99,99%),MARFLEX M.J.MAILLIS GROUP SPZOO (100%),M.J.MAILLIS ESPANA SL (100%), ROCALU SL (100%),M.J.MAILLIS CZECH SRO (100%),M.J.MAILLIS ALBANIA LTD (100%), DANUBIA PACK M.J.MAILLIS GROUP KFT (100%),EUROPACK SA (100%),COLUMBIA SRL (60%),CONTIPAK GMBH &CO KG (100%),OY M.J.MAILLIS FINLAND AB (100%),M.J.MAILLIS SVERIGE AB (100%),M.J.MAILLIS HOLDING GMBH (100%), SANDER B.V. (100%)
   c) Indirectly controlled Companies
   M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%),GRAMEGNA SPA (100%),SICME SRL (60%),SIAT BENELUX (51%),IPE CORPORATION (100%),COMBI PACKAGING SYSTEMS (50%),MEGA SRL (70%),TAM SRL (71%),SIAT USA (100%),M.J.MAILLIS SANDER GMBH (100%),SANDER GMBH &CO KG (100%),SANDER NV (100%),WULFTEC INTERNATIONAL INC (100%)
   The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies"
2. As at 31 December, 2002 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/01 - 31/12/2002.
4. Positive exchange differences of Euro 2,8 mil. have been included in the profit and loss account.
5. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
6. The number of employees of the Group as at 31 December, 2002 was 2.097.
7. In connection to the continued and intensified Group structure optimisation plan, significant amounts (around Euros 8 mil) have been invested in the design of new products; reorganisation of subsidiaries, improvement of the production and expansion of commercial networks. These investments are shown in the assets side of the balance sheet in accounts B4 " Other Pre Operating Expenses" and C1 " Research and Development Costs"
8. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2001.
9. The consolidated Equity of M.J.MAILLIS Group is shown decreased by Euros 121 mil. due to the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was shown in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 242 mil.

Marusi, February 25, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAD CONTROLER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALABOS A. STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS D. MAROULIS
Φ 020206	Σ 208194	Η 325521	E.C.G. 9997046629 - A' CLASS

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION

TO THE SHAREHOLDERS OF "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS" AND IT'S SUBSIDIARIES

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis AEBE - Packaging Systems", together with its subsidiary companies, for the year ended 31 December 2002. My audit was carried out in accordance with the provisions of article 108 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate for the consolidation, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. I have confirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financial Statements. The scope of my audit did not include the subsidiary companies representing 23% and 27% of the consolidated assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts appearing in the above subsidiaries' financial statements. The following matters were noted as a result of the audit: 1. Based on the interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to approximately EURO 604.000 of which approximately EURO 526.000 should have been charged to prior years profits and approximately EURO 78.000 to current year profits. 2. The company "Michael J Maillis AEBE - Packaging Systems" has included approximately EURO 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and valuation of investments on securities listed on the Athens Stock Exchange. From this amount approximately EURO 1.090.000 were charged to prior year's profits and approximately EURO 581.000 to current year's profits. If the company had followed the requirements set out by CL 2190/1920 the full amount would have been charged to prior year's profits. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company "Michael J Maillis AEBE - Packaging Systems" has included in account E1 "Deferred Charges" debit foreign exchange differences stemming from liabilities' repayment of operations that took place until 31 December 2000. These debit foreign exchange differences amount to approximately EURO 1.853.000, from which approximately EURO 1.235.000 have been charged to previous year's profits and approximately EURO 617.000 have been charged to current year's profits . If the company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in prior year's profits. 4. The years 2000 to 2002 have not been audited by the tax authorities for STRAPTECH and the parent company. Therefore the tax liabilities of the Group have not yet been finalized. In my opinion, after the above noted matters and notes of the company are taken into consideration, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group's assets and financial position as at 31 December 2002 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Company had applied in the previous year.

Athens, 27 February 2003

CERTIFIED AUDITOR- ACCOUNTANT

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
REG No 12111

KRONOS S.A.